SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Clarion Partners Real Estate Income Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code): 620 8th Avenue, 49th Floor, New York, New York 10018

Telephone Number (including area code): (888) 777-0102

Name and address of agent for service of process: Jane Trust, Legg Mason & Co., LLC, 620 8th Avenue, 49th Floor, New York, New York 10018

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:    YES  ☒     NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 21st day of December 2018.

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	Sole Director, Chief Executive Officer and President

Attest:	/s/ George P. Hoyt
George P. Hoyt
Assistant Secretary